UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: January 1, 2002 to March 31, 2002



In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period January 1, 2002 through March 31, 2002.







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The requested information for the first quarter of 2002 is as follows:


----------------------- ---------- --------- --------- --------- ---------
                           CPL        PSO     SWEPCO      WTU      TOTAL

----------------------- ---------- --------- --------- --------- ---------

LIST OF
MUNICIPALITIES TO         None       None      None      None      None
WHICH SERVICES WERE
PROVIDED

----------------------- ---------- --------- --------- --------- ---------
----------------------- ---------- --------- --------- --------- ---------

AMOUNT OF REVENUES
RECEIVED                  None       None      None      None      None

----------------------- ---------- --------- --------- --------- ---------
----------------------- ---------- --------- --------- --------- ---------

EXPENSES INCURRED         None       None      None      None      None

----------------------- ---------- --------- --------- --------- ---------






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                                      S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 14 th day of May 2002.

                                       Central Power and Light Company
                                       Public Service Company of Oklahoma
                                       Southwestern Electric Power Company
                                       West Texas Utilities Company

                                       /s/ Armando Pena
                                       -----------------------------------
                                       Armando Pena
                                       Treasurer